FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:   October 20, 2004

NOTICE OF AN EXTRAORDINARY GENERAL

MEETING OF THE SHAREHOLDERS

ACREX VENTURES LTD.

TAKE NOTICE that an Extraordinary General Meeting of the Shareholders of ACREX VENTURES LTD. (hereinafter called the "Company") will be held in the Board Room, 1710 -1177 West Hastings Street, in the City of Vancouver, in the Province of British Columbia, Canada, on Wednesday, November 17, 2004, at the hour of 10:00 a.m. (local time) for the purpose of:

1.

To consider and, if thought fit, to approve a Special Resolution removing the application of the Pre-Existing Company Provisions to the Company and altering the Notice of Articles of the Company accordingly.

2.

To consider and, if thought fit, to approve a Special Resolution increasing the maximum number of common shares that the Company is authorized to issue from twenty-five million (25,000,000) to an unlimited number of common shares without par value and altering the Notice of Articles of the Company accordingly.

3.

To consider and, if thought fit, to approve a Special Resolution deleting and cancelling the Company’s existing Articles and creating and adopting new Articles.

4.

Transacting such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date and sign the accompanying form of Proxy and to return it to Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue - 9th Floor, Toronto, Ontario M5J 2Y1  not later than 10:00 a.m. (Toronto local time) on Monday, November 15, 2004.

DATED at Vancouver, British Columbia, October 20, 2004.

BY ORDER OF THE BOARD

INFORMATION CIRCULAR

WITH RESPECT TO SOLICITATION OF PROXIES BY MANAGEMENT OF ACREX VENTURES LTD. FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD AT 1710 -1177 WEST HASTINGS STREET, VANCOUVER, B.C., CANADA ON THE 17th DAY OF NOVEMBER, 2004.

PROXIES:

(a)

A SHAREHOLDER GIVING A PROXY CAN DELETE THE NAMES OF THE NOMINEES NAMED IN THE ACCOMPANYING FORM AND INSERT, IN THE SPACE PROVIDED, THE NAME OF SOME OTHER NOMINEE.  A PROXY NOMINEE NEED NOT BE A MEMBER OF THE COMPANY.

(b)

A shareholder forwarding the attached proxy may indicate the manner in which the nominee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  IN SUCH INSTANCE THE NOMINEE, IF ONE PROPOSED BY MANAGEMENT, WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH ITEM LEFT BLANK.  A discretionary authority so granted may be exercised with respect to amendments or variations to matters which may properly come before the Meeting, unless the shareholder deletes the discretionary authority from the proxy.

(c)

The shares represented by the proxies submitted by the shareholders will be voted in accordance with the directions, if any, given in the proxies.

(d)

A shareholder giving a proxy shall have the right to attend, or appoint someone else to attend, as his proxy, at the meeting and the proxy earlier submitted can be revoked in the manner described in the next item below entitled "Revocability of Proxy".

(e)

Shares registered in the name of a broker or intermediary can only be voted if the beneficial owner of the sharse gives appropriate instructions to the broker or intermediary as to the completion and submission of a proxy.

(f)

A form of Proxy will not be valid unless it is completed and delivered to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not later than 10:00 a.m. (Toronto local time) on Monday, November 15, 2004.

REVOCABILITY OF PROXY:

A shareholder giving a proxy has the power to revoke it.  Revocation can be effected by an instrument in writing signed by the shareholder giving the proxy or the shareholder's duly authorized attorney, either deposited at the Registered Office of the Company at 1710 - 1177 West Hastings Street, Vancouver, B.C., on or before the day of the Meeting, or any adjournment thereof, or by depositing the same with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement, or by personal appearance by the shareholder giving the proxy at the Meeting prior to the hour of commencement of the Meeting.

PERSONS MAKING THIS SOLICITATION:

This solicitation is made on behalf of Management of the Company and the cost of it will be borne by the Company.  No Director has given Management notice that he intends to oppose any action intended to be taken by Management at the Meeting.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON:

No Director or Officer, past, present or nominated, or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be indirectly involved in the normal business of the Meeting or  general affairs of the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF:

(a)

There are 13,167,616 shares of the Company outstanding, all of one class known as common.  All are entitled to vote at the Meeting and each share has one non-cumulative vote.

(b)

Shareholders entitled to vote at the Meeting will be those of record as of 10:00 a.m. (Vancouver local time) on Tuesday, November 16, 2004.  The record date established to determine who is entitled to receive a copy of the Notice of Meeting is October 18, 2004.

(c)

To the best of the knowledge of the Company there are no shareholders holding individually, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING:

The Meeting will be asked to consider the following items:

(a)

Passage of a Special Resolution providing that the Pre-Existing Company Provisions applicable to the Company be removed and no longer apply to the Company.

The Business Corporations Act (British Columbia) (the “New Act”) has been adopted in British Columbia and is now in effect.  The New Act replaces the British Columbia Company Act (the “Former Act”) and is designed to provide greater flexibility and efficiency for British Columbia companies.  The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada.  The New Act requires each British Columbia company to file a transition application containing a Notice of Articles with the Registrar of Companies for British Columbia in order to change its constitutional documents into the forms required by the New Act.  Once the transition application has been filed, the Company may adopt a new form of Articles in order to reflect and take advantage of various provisions of the New Act.  The Company intends to file its transition application, containing a Notice of Articles, before the Meeting.

The Company is seeking shareholder approval of certain amendments to its Notice of Articles and approval of a new form of articles with a view to incorporating some of these more flexible provisions of the New Act pursuant to Clause (c) below.  The Directors believe that amending the Company’s Notice of Articles and adopting new articles will enable to the Company to be more efficient, flexible and cost-effective.

The regulations under the New Act effectively retain, for companies incorporated under the Former Act, provisions called the Pre-Existing Company Provisions (“PCPs”), subject to them being repealed by shareholders.  The PCPs provide, among other things, that the number of votes required to pass a special resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting.  This is the majority that was required under the Former Act.  The New Act allows a Special Resolution to be passed by two-thirds of the votes cash by shareholders present in person or by proxy at the meeting.  The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act, including the ability to pass Special Resolutions by a two-thirds majority, will apply to the Company.  Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

(b)

Passage of a Special Resolution providing that the maximum number of voting common shares that the Company is authorized to issue be increased from 25,000,000 to an unlimited number of voting common shares without par value.

As now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to the Company will be entitled to issue an unlimited number of common shares.  Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities.

The Company has initiated a private placement financing offering  of 10,000,000 Units - i.e. 10,000,000 shares with attached warrants entitling the purchase of a further 10,000,000 shares.  Considering the existing issued shares, options and warrants that are already outstanding, and the number of shares that will be issued if the offering is fully subscribed and the attached warrants are exercised, the Company would not have an adequate number of shares available.  Accordingly Management recommends that the Special Resolution be passed.

This Resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.

(c)

Passage of a Special Resolution providing that the Articles of the Company be altered by cancelling the existing Articles and creating and adopting the form of Articles that will be presented for consideration at the Meeting as the Articles of the Company.  Management believes that the adoption of new Articles will provide the Company with greater flexibility for future corporate activities.  Management believes that the major changes from the Company’s existing Articles will be as follows:

1.

As indicated above, the number of votes required to pass a Special Resolution will be reduced from three-quarters of the votes cast by shareholders present in person or by proxy at a shareholders’ meeting to two-thirds of the votes cast;

2.

The directors may approve a change of name of the Company without the necessity for shareholder approval;

3.

Shareholders’ meetings may be held by electronic means;

4.

Shareholder meetings may, if authorized by the directors, be held outside British Columbia; and

5.

The Company may alter its Notice of Articles, articles and share structure in the following manner:

a)

by directors’ resolution in order to:

(i)

create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or serious of shares and alter the identifying name of any of its shares;

(ii)

establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

(iii)

if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(iv)

change unissued shares with par value into shares without par value or vice versa, or change all or any of its fully paid issued shares with par value into shares without par value;

(v)

create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

(vi)

subdivide all or any of its unissued, or fully paid issued, shares; and

(vii)

adopt alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors’ powers, control or authority.

b)

by ordinary resolution to otherwise alter its shares, authorized share structure or the Articles.

The full text of the proposed new Articles will be presented to the shareholders at the Meeting.  Shareholders wishing to view the proposed Articles in advance of the Meeting may do so at the registered office of the Company, 1710 - 1177 West Hastings Street, Vancouver, B.C., V6E 2L3, or at the head office of the Company at 1400 - 570 Granville Street, Vancouver, B.C., V6C 3P1, during normal business hours, or by requesting a copy from the Company by telephone at 604-640-6357 or  604-675-7640.

(d)

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof.  The management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting.  Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional Information concerning the Company is available on SEDAR at www.sedar.com.  Additional information concerning the Company is also available on its website www.acrexventures.com.

DATED at Vancouver, British Columbia, the 20th day of October, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

ACREX VENTURES LTD. (the "Company")

TO BE HELD AT

1710 – 1177 West Hastings Street, Vancouver, B.C.

ON  WEDNESDAY, NOVEMBER 17, 2004, AT 10:00 A.M.

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, T.J. Malcolm Powell , a Director of the Company, or failing him, Carl R. Jonsson, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the accompanying Notice of Meeting and Information Circular)

		For	Against
1.	Special Resolution to cancel Pre-Existing Company Provisions
2.	Special Resolution to allow the Company to issue an unlimited number of shares
3.	Special Resolution to cancel existing Articles and adopt new Articles.
4.	Approval of other matters properly coming before the Meeting

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:
Please Print Name:
Date:
Number of Shares Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineer before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of such resolution;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineer before the commencement of the Meeting and revoke, in writing, the prior proxy.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than 10:00 a.m. (Toronto local time) on Monday, November 15, 2004.  The address is:

Computershare Trust Company of Canada

Proxy Dept.  100 University Avenue 9th Floor

 Toronto Ontario M5J 2Y1

Fax:  Within North America:  1-866-249-7775  Outside North America:  (416) 263-9524